FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Consolidated Financial Results for the Third Quarter Ended December 31, 2003

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February 5, 2004

Commission File Number 09929

Mitsui & Co., Ltd.

(Translation of registrant’s name into English)

2-1, Ohtemachi 1-chome
Chiyoda-ku, Tokyo 100-0004
Japan

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

     Form 20-F  X  Form 40-F

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

     Yes      No  X

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 5, 2004

MITSUI & CO., LTD.

By:	/s/ Tasuku Kondo

Name:	Tasuku Kondo
Title:	Executive Director
Senior Executive Managing Officer
Chief Financial Officer

Consolidated Financial Results for the Third Quarter Ended December 31, 2003
(Accounting Principles Generally Accepted in the United States of America)
(Unaudited)

Mitsui & Co., Ltd. and Subsidiaries
(Web Site : http://www.mitsui.co.jp)

President and Chief Executive Officer, Shoei Utsuda
Investor Relations Contacts : Yuji Takagi, General Manager, Corporate Communications Division     TEL (03) 3285-7533

Financial Highlights for the Third Quarter Ended December 31, 2003
(from April 1, 2003 to December 31, 2003)

				(Reference)
				(Millions of Yen)	(Millions of Yen)

					Forecast for the fiscal
					year ending March 31,
	Three-month period	Nine-month period	Nine-month period		2004
	ended December 31,	ended December 31,	ended December 31,		(based on the previous
	2003	2003	2002	Increase/(Decrease)	release on November 7, 2003)

Total Trading Transactions	3,039,543	8,989,483	8,255,223	734,260	12,200,000

Revenue — Gross Trading Profit	154,695	448,287	416,661	31,626
Income from Continuing Operations before Income Taxes, Minority Interests and Equity in Earnings	29,952	68,703	42,897	25,806
Net Income	26,042	51,864	36,790	15,074	65,000

	December 31, 2003	March 31, 2003	Increase/(Decrease)

Total Assets	6,686,983	6,540,520	146,463
Shareholders’ Equity	933,455	862,147	71,308
Shareholders’ Equity Ratio	14.0%	13.2%	0.8pt
Net Interest-bearing Debt (after deduction of cash and cash equivalents)	2,648,424	2,619,271	29,153
Debt to Equity Ratio (net)	2.84	3.04	0.20pt
Current Ratio	128.6%	126.7%	1.9pt

Notes:	1.	In accordance with Statement of Financial Accounting Standards (“SFAS”) No.144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” the figures for the nine-month period ended December 31, 2002 relating to discontinued operations have been reclassified.
	2.	Effective April 1, 2003, Mitsui & Co., Ltd. and its subsidiaries (the “companies”) adopted SFAS No.143, “Accounting for Asset Retirement Obligations,” and the cumulative effect adjustment upon the adoption is separately presented on a net-of-tax basis in the Statements of Consolidated Income.
	3.	Total trading transactions is a voluntary disclosure and represents the gross transaction volume or the nominal aggregate value of the sales contracts in which the companies act as principal and transactions in which the companies serve as agent.
Total trading transactions is not meant to represent sales or revenues in accordance with U.S. GAAP.
The companies have included the information concerning total trading transactions because it is used by similar Japanese trading companies as an industry benchmark, and the companies believe it is a useful supplement to results of operations data as a measure of the companies’ performance compared to other similar Japanese trading companies. Total trading transactions is included in the measure of segment profit and loss reviewed by the chief operating decision maker.
	4.	In consideration of a consensus relating to the presentation of gains and losses on derivative instruments held for trading purposes by the Emerging Issues Task Force under U.S.GAAP, all gains and losses on forward contracts held by certain foreign subsidiaries for trading purposes for crude oil and oil products, which are also derivatives, are shown net in total trading transactions effective April 1, 2003. In relation to this change, the figures for the nine-month period ended December 31, 2002 have been restated.

5.	The companies changed their policy concerning which items are treated as cash equivalents on April 1, 2003, and decided to include certain short-term investment securities which are readily convertible to known amounts of cash and present no significant risk of changes in value in cash equivalents. In relation to this change, amounts presented for the year ended March 31, 2003 have been restated.

A Cautionary Note on Forward-Looking Statements:

This report contains statements (including figures) regarding Mitsui & Co., Ltd. (“Mitsui”)’s corporate strategies, objectives, and views of future developments that are forward-looking in nature and are not simply reiterations of historical facts. These statements are presented to inform stakeholders of the views of Mitsui’s management but should not be relied on solely in making investment and other decisions. You should be aware that a number of important risk factors could lead to outcomes that differ materially from those presented in such forward-looking statements. These include, but are not limited to, (i) change in economic conditions that may lead to unforeseen developments in markets for products handled by Mitsui, (ii) fluctuations in currency exchange rates that may cause unexpected deterioration in the value of transactions, (iii) adverse political developments that may create unavoidable delays or postponement of transactions and projects, (iv) changes in laws, regulations, or policies in any of the countries where Mitsui conducts its operations that may affect Mitsui’s ability to fulfill its commitments, and (v) significant changes in the competitive environment. In the course of its operations, Mitsui adopts measures to control these and other types of risks, but this does not constitute a guarantee that such measures will be effective.

Statements of Consolidated Income
(for the three-month period ended December 31, 2003 and 2002)
(Unaudited)

			(Millions of Yen)

			Comparison with
	Three-month	Three-month	previous period
	period ended	period ended	Increase/(Decrease)
	December 31,	December 31,
	2003	2002	Amount	%

Revenue — Gross Trading Profit	154,695	141,987	12,708	9.0
Total trading transactions:
Three-month period ended December 31, 2003 ¥3,039,543 million
Three-month period ended December 31, 2002 ¥2,796,153 million
Expenses and Other:
Selling, general and administrative	119,392	109,072	10,320
Provision for doubtful receivables	437	4,593	(4,156)
Interest (income) expense — net	(1,077)	1,011	(2,088)
Dividend income	(4,143)	(2,125)	(2,018)
Gain on sales of securities — net	(2,701)	(5,182)	2,481
Loss on the write-down of securities	1,091	20,559	(19,468)
(Gain) loss on disposal or sale of property and equipment — net	(453)	243	(696)
Impairment loss of long-lived assets	3,997	1,799	2,198
Other expense — net	8,200	3,549	4,651

Total	124,743	133,519	(8,776)

Income from Continuing Operations before Income Taxes, Minority Interests and Equity in Earnings	29,952	8,468	21,484	253.7

Income Taxes	15,563	5,258	10,305

Income from Continuing Operations before Minority Interests and Equity in Earnings	14,389	3,210	11,179	348.3
Minority Interests in Earnings of Subsidiaries	(1,370)	(911)	(459)
Equity in Earnings of Associated Companies — Net (After Income Tax Effect)	13,023	9,186	3,837

Income from Continuing Operations	26,042	11,485	14,557	126.7

Loss from Discontinued Operations — Net (After Income Tax Effect)	—	516	(516)

Net Income	¥26,042	¥12,001	¥14,041	117.0

Summary of Changes in Equity from Nonowner Sources (Comprehensive Income (Loss)):
Net Income	¥26,042	¥12,001	¥14,041

Other comprehensive income (Loss) (After Income Tax Effect):
Unrealized holding losses on available-for-sale securities	(1,527)	(18,149)	16,622

Foreign currency translation and other adjustments	136	(1,819)	1,955

Changes in equity from nonowner sources	¥24,651	¥(7,967)	¥32,618	—

Statements of Consolidated Income
(for the nine-month period ended December 31, 2003 and 2002)
(Unaudited)

(Millions of Yen)

			Comparison with
	Nine-month	Nine-month	previous period
	period ended	period ended	Increase/(Decrease)
	December 31,	December 31,
	2003	2002	Amount	%

Revenue — Gross Trading Profit	448,287	416,661	31,626	7.6
Total trading transactions:
Nine-month period ended December 31, 2003 ¥8,989,483 million
Nine-month period ended December 31, 2002 ¥8,255,223 million
Expenses and Other :
Selling, general and administrative	359,169	329,833	29,336
Provision for doubtful receivables	4,045	10,856	(6,811)
Interest expense, net of interest income	513	4,252	(3,739)
Dividend income	(14,980)	(12,286)	(2,694)
Gain on sales of securities — net	(13,764)	(13,998)	234
Loss on the write-down of securities	7,652	31,489	(23,837)
Loss on disposal or sale of property and equipment — net	192	1,227	(1,035)
Impairment loss of long-lived assets	16,902	15,039	1,863
Other expense — net	19,855	7,352	12,503

Total	379,584	373,764	5,820

Income from Continuing Operations before Income Taxes, Minority Interests and Equity in Earnings	68,703	42,897	25,806	60.2

Income Taxes	37,726	20,548	17,178

Income from Continuing Operations before Minority Interests and Equity in Earnings	30,977	22,349	8,628	38.6
Minority Interests in Earnings of Subsidiaries	(4,946)	(3,238)	(1,708)
Equity in Earnings of Associated Companies — Net (After Income Tax Effect)	29,119	20,998	8,121

Income from Continuing Operations	55,150	40,109	15,041	37.5

Loss from Discontinued Operations — Net (After Income Tax Effect)	(1,001)	(3,319)	2,318

Cumulative Effect of Change in Accounting Principle (After Income Tax Effect)	(2,285)	—	(2,285)

Net Income	¥51,864	¥36,790	¥15,074	41.0

Summary of Changes in Equity from Nonowner Sources (Comprehensive Income (Loss)):
Net income	¥51,864	¥36,790	¥15,074

Other comprehensive income (Loss) (After Income Tax Effect):
Unrealized holding losses on available-for-sale securities	41,453	(36,100)	77,553

Foreign currency translation and other adjustments	(9,145)	(37,354)	28,209

Changes in equity from nonowner sources	¥84,172	¥(36,664)	¥120,836	—

Condensed Consolidated Balance Sheets
(Unaudited)

(Millions of Yen)

	December 31,	March 31,	Increase/
	2003	2003	(Decrease)

ASSETS
Current Assets:
Cash and marketable securities	¥649,390	¥797,002	¥(147,612)
Trade receivables, less allowance for doubtful receivables	2,378,358	2,231,374	146,984
Inventories	493,703	488,672	5,031
Other current assets	384,700	314,696	70,004

Total current assets	3,906,151	3,831,744	74,407

Investments and Non-current Receivables:
Investments in and advances to associated companies and other investments	1,256,843	1,109,574	147,269
Non-current receivables, less allowance for doubtful receivables, and property leased to others	669,142	775,192	(106,050)

Total investments and other non-current receivables	1,925,985	1,884,766	41,219

Property and Equipment, less Accumulated Depreciation	578,342	570,927	7,415

Other Assets	276,505	253,083	23,422

Total	¥6,686,983	¥6,540,520	¥146,463

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Short-term debt and current maturities of long-term debt	¥914,186	¥1,107,944	¥(193,758)
Trade payables	1,750,259	1,618,781	131,478
Other current liabilities	372,818	298,605	74,213

Total current liabilities	3,037,263	3,025,330	11,933

Long-term Debt, less Current Maturities	2,543,097	2,500,470	42,627

Other Liabilities	96,240	84,607	11,633

Minority Interests	76,928	67,966	8,962

Shareholders’ Equity:
Common stock	192,487	192,487	—
Capital surplus	287,761	287,756	5
Retained earnings:
Appropriated for legal reserve	36,572	36,382	190
Unappropriated	533,059	494,038	39,021
Accumulated other comprehensive income (loss):
Unrealized holding gains and losses on available-for-sale securities	44,858	3,405	41,453
Foreign currency translation adjustments and other	(159,688)	(150,543)	(9,145)

Total accumulated other comprehensive loss	(114,830)	(147,138)	32,308

Treasury stock, at cost	(1,594)	(1,378)	(216)

Total shareholders’ equity	933,455	862,147	71,308

Total	¥6,686,983	¥6,540,520	¥146,463

Operating Segment Information
(Unaudited)

Three-month period ended December 31, 2003 (from October 1, 2003 to December 31, 2003)
(Millions of Yen)

	Metal	Machinery,			Consumer	Domestic			Other
	Products	Electronics &			Products	Branches			Overseas	Corporate and	Consolidated
	& Minerals	Information	Chemical	Energy	& Services	and Offices	Americas	Europe	Areas	Eliminations	Total

Total Trading Transactions	505,388	605,969	402,812	342,049	599,627	431,097	296,003	154,607	350,333	(648,342)	3,039,543
Revenue-Gross Trading Profit	18,385	30,600	24,271	14,067	32,021	9,382	8,891	4,720	5,364	6,994	154,695
Operating Income (Loss)	7,515	6,470	10,923	6,289	8,149	1,775	1,753	693	(1,016)	(7,685)	34,866

Net Income (Loss)	5,471	3,165	3,406	8,384	6,142	2,050	(1,432)	230	1,849	(3,223)	26,042

Total Assets at December 31, 2003	1,064,828	1,262,794	531,240	549,294	947,324	510,723	371,052	238,997	223,752	986,979	6,686,983

Three-month period ended December 31, 2002 (from October 1, 2002 to December 31, 2002)
(Millions of Yen)

	Metal	Machinery,			Consumer	Domestic			Other
	Products	Electronics &			Products	Branches			Overseas	Corporate and	Consolidated
	& Minerals	Information	Chemical	Energy	& Services	and Offices	Americas	Europe	Areas	Eliminations	Total

Total Trading Transactions	452,693	538,883	365,091	311,052	569,881	433,926	319,808	127,162	284,279	(606,622)	2,796,153
Revenue-Gross Trading Profit	18,346	25,865	14,982	15,649	30,875	9,372	10,942	4,833	5,108	6,015	141,987
Operating Income (Loss)	8,103	1,791	3,485	9,023	8,357	1,523	1,625	386	(974)	(4,997)	28,322

Net Income (Loss)	4,817	5,363	(1,478)	6,946	2,637	(95)	1,002	205	1,346	(8,742)	12,001

Total Assets at December 31, 2002	902,294	1,256,601	489,187	474,894	866,973	540,583	408,641	219,164	195,141	1,104,490	6,457,968

Nine-month period ended December 31, 2003 (from April 1, 2003 to December 31, 2003)
(Millions of Yen)

	Metal	Machinery,			Consumer	Domestic			Other
	Products	Electronics &			Products	Branches			Overseas	Corporate and	Consolidated
	& Minerals	Information	Chemical	Energy	& Services	and Offices	Americas	Europe	Areas	Eliminations	Total

Total Trading Transactions	1,509,814	1,884,809	1,205,238	994,618	1,700,759	1,280,374	947,885	480,756	1,036,338	(2,051,108)	8,989,483
Revenue-Gross Trading Profit	55,571	93,897	63,546	38,915	86,729	29,139	29,796	13,841	16,958	19,895	448,287
Operating Income (Loss)	21,467	17,211	25,016	15,294	17,349	6,060	6,218	1,672	(1,793)	(23,421)	85,073

Net Income (Loss)	15,359	12,228	9,014	18,585	11,369	8,419	(1,544)	674	5,842	(28,082)	51,864

Nine-month period ended December 31, 2002 (from April 1, 2002 to December 31, 2002)
(Millions of Yen)

	Metal	Machinery,			Consumer	Domestic			Other
	Products	Electronics &			Products	Branches			Overseas	Corporate and	Consolidated
	& Minerals	Information	Chemical	Energy	& Services	and Offices	Americas	Europe	Areas	Eliminations	Total

Total Trading Transactions	1,385,852	1,656,021	1,041,196	825,092	1,654,523	1,290,598	923,624	408,087	966,009	(1,895,779)	8,255,223
Revenue-Gross Trading Profit	52,804	80,269	42,915	43,013	81,314	30,221	33,284	16,068	16,713	20,060	416,661
Operating Income (Loss)	20,554	2,309	9,488	22,832	18,156	3,618	7,187	2,695	(2,090)	(8,777)	75,972

Net Income (Loss)	12,056	(3,360)	(3,068)	20,090	6,859	3,415	3,353	1,576	4,469	(8,600)	36,790

Notes:	1.	In accordance with SFAS No.144, the figures of “Consolidated Total” for the three-month period ended December 31, 2002 and for the nine-month period ended December 31, 2002 have been reclassified to conform to the current period presentation. The reclassifications to “Loss from Discontinued Operations-Net (After Income Tax Effect)” are included in “Corporate and Eliminations.”

2.	Operating Income (Loss) reflects the companies’ a) Revenue — Gross Trading Profit, b) Selling, general and administrative expenses, and c) Provision for doubtful receivables.
3.	All gains and losses on forward contracts held by certain foreign subsidiaries for trading purposes for crude oil and oil products, which are also derivatives, are shown net in Total Trading Transactions effective April 1, 2003. In relation to this change, the figures for the three-month period ended December 31, 2002 and for the nine-month period ended December 31, 2002 have been restated.